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April 14, 2006	MELVIN E. TULL, III DIRECT DIAL: 804-788-8561 EMAIL: mtull@hunton.com FILE NO: 24705.010102

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Celeste M. Murphy
Special Counsel
Office of Mergers and Acquisitions

Massey Energy Company

Preliminary Proxy Statement on Schedule 14A, filed March 31, 2006

File No. 1-07775

Soliciting Materials Filed Pursuant to Rule 14a-12 on March 20, March 22,

and April 4, 2006 File No. 1-07775

Dear Ms. Murphy:

As counsel to Massey Energy Company, a Delaware corporation (the “Company”), we are transmitting herewith for filing pursuant to the Securities Exchange Act of 1934, as amended, a revised draft (the “Revised Preliminary Proxy Statement”) of the Company’s Preliminary Proxy Statement on Schedule 14A (File No. 1-07775), together with exhibits thereto. This letter contains the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated April 10, 2006, to the undersigned (the “Comment Letter”).

We are providing you with a complete paper courtesy package that includes three marked copies and one unmarked copy of the Revised Preliminary Proxy Statement, together with exhibits thereto, the Company’s response to the Comment Letter and supplemental information requested in the Comment Letter. The Company requests that the supplemental information provided be returned to the undersigned after Staff review.

Securities and Exchange Commission

April 14, 2006

Set forth below are the responses of the Company to the comments of the Staff. For ease of reference, each Staff comment has been reproduced in its entirety in italics, numbered to correspond with the paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response of the Company. All references below to specific paragraphs, pages and captioned sections are to the marked copy of the Revised Preliminary Proxy Statement.

Schedule 14A

General, page 1

1. Consistent with the requirements of Item 6(c)(3) of Schedule 14A, supplement your disclosure regarding cumulative voting rights held by shareholders to specify whether there are any conditions precedent to the exercise of such rights. Further, revise the proxy card to specifically state that you have sought discretionary authority to cumulate votes and absent specific instructions, persons named as proxies will have the discretionary authority to cumulatively vote for all or less than all of the three nominees of the Board of Directors.

Response

The Company has revised the disclosure on page 1 of the Revised Preliminary Proxy Statement and on the front side of the proxy card to reflect the Staff’s comment. Please note that the 401(k) plan proxy card has not been so revised, because the proxies named in such card will not have discretionary authority to vote shares cumulatively among nominees for director.

Election of Directors, page 3

2. Please revise the biographical information of the nominees so that it complies with Item 401 of Regulation S-K. Refer to Item 7(b) of Schedule 14A. For example, revise the biographies to ensure that you completely describe each individual’s business experience for the past five years and disclose the dates of experience by month and year. Also, ensure that there are no gaps or ambiguities regarding time in the five-year business sketches you provide. For example, we note that you do not include information about Mr. Crawford’s business experience from 2003 through February 2004.

Response

The Company has revised the disclosure on pages 3 and 4 of the Revised Preliminary Proxy Statement to provide the required disclosure. In particular, the Company has added disclosure on pages 3 and 4 of the Revised Preliminary Proxy Statement with respect to Mr. Crawford’s business experience from 2003 through February 2004.

Securities and Exchange Commission

April 14, 2006

3. We refer you to Item 401(f)(1) of Regulation S-K. We note that Mr. Crawford was serving as chief executive officer of James River Coal during 2003 and that on March 23, 2003, James River Coal and all of its subsidiaries filed voluntary petitions with the United States Bankruptcy Court for the Middle District of Tennessee for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Consistent with the requirements of Item 7(b) of Schedule 14A, such information should be included with respect to your director nominee, particularly in light of your disclosure regarding the wealth of experience of your nominees. We also remind you of your disclosure requirements under Rule 14a-9(a). Please revise the preliminary proxy accordingly to address this omission.

Response

The Company has added disclosure with respect to Mr. Crawford’s biographical information on pages 3 and 4 of the Revised Preliminary Proxy Statement to include information regarding the filing by James River Coal Company and its subsidiaries on March 25, 2003, of voluntary petitions with the United States Bankruptcy Court for the Middle District of Tennessee for reorganization under Chapter 11 of the U.S. Bankruptcy Code.

4. We note your reference to the “wealth of experience” your nominees have in the coal industry, among other areas. It appears however, that only one of the three nominees has an extensive and specific business background in the coal industry. Given that the company operates in the coal industry, background experience specific to the coal industry would appear to be material to a shareholder’s understanding of the experience possessed by the respective nominees. Revise your disclosure to clarify that only Mr. Crawford has had specific business experience in the coal industry. We also refer you to our prior comment with respect to what appears to be material information regarding Mr. Crawford’s business background.

Response

The Company has revised the disclosure on page 8 of the Revised Preliminary Proxy Statement to clarify each nominee’s experience as an officer or director of one or more companies that operate in the coal and energy industries.

Third Point Nominees, page 4

5. Your disclosure in this section should be balanced. While addressing the ways in which you believe the company continues to create long-term value for its shareholders, please also

Securities and Exchange Commission

April 14, 2006

address the challenges the company has faced with respect to short-term results. Address for example, the downward adjustment with respect to earnings that occurred during fiscal 2005 and reference the ways in which management intends to recover from the Aracoma fire and “ongoing lack of experienced, available labor” that was noted by Mr. Blankenship in soliciting materials filed on March 20, 2006.

Response

The Company has revised the disclosure on page 6 of the Revised Preliminary Proxy Statement to provide additional disclosure addressing the challenges the Company has faced with respect to short-term results and the downward adjustment with respect to earnings that occurred during fiscal 2006 and to reference the ways in which management intends to recover from the Aracoma fire and “ongoing lack of experienced, available labor” that was noted by Mr. Blankenship in the March 20, 2006, soliciting materials.

6. Revise to specify the “favorable” interest rate the company negotiated with respect to its long-term debt. Specify the old rate and the new rate and the dollar amount of the debt now subject to the new rate.

Response

The Company has revised the disclosure on page 6 of the Revised Preliminary Proxy Statement to specify the interest rate the Company negotiated with respect to its new long-term debt, the old rates and the dollar amount of the debt now subject to the new rate.

7. You disclose that in response to a shareholder request, the company authorized $500 million in share repurchases. Revise your statement to identify the shareholders who were principally involved in this request.

Response

The Company has revised the disclosure on page 6 of the Revised Preliminary Proxy Statement to reflect the Staff’s comment.

8. You state that the company “prudently” decided to not incur additional debt in November 2005 in order to fund the share repurchase. Revise to provide support for the statement that initiating a share repurchase at that time would have “substantially weaken[ed] the company’s balance sheet and reduce[ed] the company’s strategic and financial flexibility.”

Securities and Exchange Commission

April 14, 2006

Response

The Company has revised the disclosure on pages 6 and 7 of the Revised Preliminary Proxy Statement to provide support for the statement that initiating a share repurchase at that time would have “substantially weaken[ed] the company’s balance sheet and reduce[ed] the company’s strategic and financial flexibility.” As support for this statement, the Company is supplementally providing the Staff with Exhibit 8A, which includes a spreadsheet showing the impact of an additional $1.5 billion of debt on the Company’s debt-to-equity ratio and two debt rating agency reports that indicate that the Company’s debt rating could be lowered if the Company incurred additional debt to conduct share buy backs.

9. We note that your fourth bullet point, dealing with the board’s belief that any change in the board would be disruptive, focuses on the experience of the board’s nominees and argues that the loss of this experience “could be detrimental to the Company’s strategic plan.” Please explain exactly what the strategic plan is and, moreover, how the absence of two directors could be detrimental to your strategic plan. For example, it appears that the board may have already provided very substantial and specific guidance to management, thereby communicating the strategic plan. Alternatively, if the company’s strategic plan means management’s general thoughts on the business of the company, then so state.

Response

The Company has revised the disclosure on page 8 of the Revised Preliminary Proxy Statement to explain the Company’s strategic plan and how the absence of two directors could be detrimental to such strategic plan.

10. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Provide us with support for the statements you make with respect to:

•	the company having tripled its coal reserve base, becoming the “preeminent holder of reserve in Central Appalachia ...”;

•	the company becoming the “preeminent” producer of coal in the region;

•	the company preserving the strength of its balance sheet, including fully funding its pension plan and keeping legacy liabilities to a level “significantly below that of its publicly traded peer group.”

Securities and Exchange Commission

April 14, 2006

Where the basis are other documents, such as prior proxy statements, Forms 10-K and 10-Q, annual reports, analysts’ reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark the supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized. In addition, when you refer to particular periods, explain why you believe that the periods selected are representative and do not inappropriately skew the data.

Response

The Company has revised the disclosure on page 6 of the Revised Preliminary Proxy Statement to reflect the Staff’s comment. The Company supplementally advises the Staff that:

•	To support the statement that the Company has nearly tripled its coal reserve base in the last decade and a half, becoming the “preeminent holder of reserves in Central Appalachia…”, the Company is supplementally providing the Staff with (i) Exhibit 10A, which includes a table on page 25 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2005, that discloses the Company’s total recoverable reserves to be 2,259,901 tons, and an internal A.T. Massey Coal Company Corporate Reserve Report, dated October 31, 1990, that discloses the Company’s reserves to be 781,092 tons; and (ii) Exhibit 10B, which includes a spreadsheet comparing the Company’s reserves with those of three of its peer companies as of December 31, 2005, and excerpts from the Annual Reports on Form 10-K for the year ending December 31, 2005, for each of those companies, marked to show where the reserves data for each company was obtained.

•	To support the statement that the Company has become the “preeminent” producer of coal in the region, the Company is supplementally providing the Staff with Exhibit 10B, which includes a spreadsheet comparing the Company’s 2005 coal production with that of three of its peer companies, and excerpts from the Annual Reports on Form 10-K for the year ending December 31, 2005, for each of those companies, marked to show where the production data for each company was obtained.

•	To support the statement that the Company was preserving the strength of its balance sheet, including fully funding its pension plan and keeping legacy liabilities to a level “significantly below that of its publicly traded peer group,” the Company is supplementally providing the Staff with Exhibit 10C, which includes a spreadsheet comparing the Company’s pension and other legacy liabilities as of December 31,

Securities and Exchange Commission

April 14, 2006

2005, with those of two of its peer companies, and excerpts from the Annual Reports on Form 10-K for the year ending December 31, 2005, for each of those companies, marked to show where the pension and other legacy liability information for each company was obtained.

Committees of the Board, page 9

11. Rather than state that the Chairman of the Audit Committee spoke “frequently” with the independent registered public accounting firm on “several” occasions, quantify the times, if known, that such conversations occurred.

Response

The Company has revised the disclosure on page 16 of the Revised Preliminary Proxy Statement to quantify the approximate number of times the Chairman of the Audit Committee spoke with the Company’s independent registered public accounting firm.

Employment Arrangement with Don L. Blankenship through December 31, 2005, page 20

12. Please revise your disclosure to include “a specific discussion of the relationship of the [company’s] performance to the CEO’s compensation for the last completed fiscal year, describing each measure of the [company’s] performance, whether qualitative or quantitative, on which the CEO’s compensation was based.” Please see Item 402(k) of Regulation S-K. In this regard, we note that Mr. Blankenship’s payment of percentages of target performance goals is disclosed on page 21, but the measures of the performance are not disclosed.

Response

The Company has revised the disclosure on page 28 of the Revised Preliminary Proxy Statement to provide the required disclosure.

Approval of the Massey Energy Company 2006 Stock and Incentive Compensation Plan, page 34

13. Please provide the tabular information required by Item 10(b) of Schedule 14A.

Response

Item 10 of Schedule 14A requires the tabular disclosure of the benefits or amounts that will be received by or allocated to certain officers, directors and employees under the proposed compensation plan, “if such benefits or amounts are determinable.”

Securities and Exchange Commission

April 14, 2006

At this time, the Company is not able to determine the number of officers, directors or employees that will be selected to participate in the Massey Energy Company 2006 Stock and Incentive Compensation Plan (the “2006 Plan”) or the type or size of awards that they will receive. The Company also cannot determine the number of officers, directors or employees that would have been selected to participate in the 2006 Plan, or the type or size of awards they would have received, had the 2006 Plan been in effect for the last fiscal year. The Company has revised the disclosure on page 45 of the Revised Preliminary Proxy Statement to make such disclosure.

Proxy Solicitation and Expenses, page 44

14. We note that proxies may be solicited personally and by telephone, facsimile, courier, service, mail, email, Internet, press release, advertisement, or “otherwise”. Revise to specify any “other” means by which you may solicit proxies. Further, we remind you that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, or e-mail correspondence and information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Response

The Company has revised the disclosure on page 55 of the Revised Preliminary Proxy Statement to delete the words “or otherwise.” The Company has confirmed its understanding that all written soliciting materials, including scripts, e-mails and information posted on the internet, must be filed with the SEC under the cover of Schedule 14A.

Approval of Amendments to the Company’s Restated Certificate of Incorporation and Restated Bylaws, page 42

15. Supplement your disclosure to address the reasons for the agreed upon percentage change from 80% to 67% necessary to amend the charter documents of the company. Moreover, if the amendment is not approved, specify the consequences to the company.

Response

The Company has revised the disclosure on page 53 of the Revised Preliminary Proxy Statement to address the reasons for the agreed upon percentage change from 80% to 67% necessary to amend the charter documents of the Company and to specify the consequences to the Company if such amendment is not approved.

Securities and Exchange Commission

April 14, 2006

16. Please file as an exhibit the Stipulation of Settlement agreement referenced in this proposal. Advise us of why such agreement has not been filed as an exhibit to any of your periodic or current reports.

Response

The Company has filed as an exhibit to the Revised Preliminary Proxy Statement the Stipulation of Settlement referenced in Proposal 4. The Company supplementally advises the staff that such Stipulation of Settlement has not been filed as an exhibit to any of the Company’s periodic or current reports because the Company does not believe it is a material contract required to be so filed by Item 601(b)(10) of Regulation S-K or any other provision of Item 601. However, please be advised that the Stipulation of Settlement was sent to all of the Company’s stockholders in the fourth quarter of 2005 as required by court order.

Annex B

17. Please update the information required by Item 5(b)(iv) of Schedule 14A regarding the amount of each class of securities owned by the participants as of the most recent practicable date prior to the filing of the definitive proxy statement.

Response

The Company has noted the Staff’s comment and will update the information in Annex B to the Revised Preliminary Proxy Statement required by Item 5(b)(iv) of Schedule 14A as of the most recent practicable date prior to the filing of the definitive proxy statement.

Form of Proxy Card

18. Please revise the form of proxy card to clearly indicate that it is a preliminary copy. See Rule 14a-6(e)(1).

Response

The Company has revised the disclosure on the front side of both the proxy card and the 401(k) plan proxy card to reflect the Staff’s comment.

19. Rule 14a-4(c)(3) contemplates the use of discretionary authority only for matters unknown “a reasonable time before the solicitation.” Please clarify this on the proxy card.

Securities and Exchange Commission

April 14, 2006

Response

Rule 14a-4(c)(3) applies only “for solicitations other than for annual meetings or for solicitations by persons other than the registrant,” and therefore, does not apply to the Company’s Revised Preliminary Proxy Statement and related proxy card. However, Rule 14a-4(c)(1) provides that a proxy may confer discretionary authority to vote on matters the registrant did not have notice of at least 45 days before the date on which the registrant first mailed its proxy materials for the prior year’s annual meeting of shareholders (or the date specified by an advance notice provision), and a specific statement to that effect is made in the proxy statement or form of proxy.

The Company has revised the disclosure on page 54 of the Revised Preliminary Proxy Statement to clarify that the date specified in the Company’s bylaws for advance notice of proposals by stockholders has passed, that the Company does not know of any other business intended to be presented at the Annual Meeting other than as discussed in the Revised Preliminary Proxy Statement and that, if any other matters properly come before the Annual Meeting, the persons named in the accompanying blue proxy card will vote in the manner as the Board of Directors may recommend, or otherwise in the proxy holders’ discretion.

Soliciting Materials Filed Pursuant to Rule 14a-12 on March 20 and 22, 2006

20. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Please provide support for any statements relating to the company’s financial and market performances, including but not limited to the following:

•	In the soliciting materials filed on March 20, 2006, the company states that management is “confident” in its strategy to build long-term value and expects to improve productivity and margin expansion in 2006 and future years. Provide us with the basis for such statements and address why management is confident of achieving such results in light of short-term difficulties related to the Aracoma fire and potential long-term challenges due to the shortage of available, experienced labor;

•	On page 29 of the slide presentation filed as soliciting materials on March 22, 2006, the statement regarding the company’s coal as the “highest quality coal in the world”;

Securities and Exchange Commission

April 14, 2006

•	On page 29 of the slide presentation, the statements that the company is the largest “met coal producer in the United States” and has low level of liabilities especially compared to peers; and,

•	On page 29 of the slide presentation, the statement regarding the opportunity the company has for increasing profitability in 2006-2008.

Where the basis are other documents, such as prior proxy statements, Forms 10-K and 10-Q, annual reports, analysts’ reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized. In addition, when you refer to particular periods, explain why you believe that the periods selected are representative and do not inappropriately skew the data.

Response

The Company supplementally advises the Staff that:

•	In the Company’s March 20, 2006, press release, its Chairman and CEO was quoted as saying, “Massey has an independent and highly experienced board of directors who remain confident that our business strategy will continue to build long-term value for all of our shareholders.” In the last few quarters, the Company has faced certain short-term challenges, most notably the fire at the Aracoma mine, weak longwall performance and a shortfall in production from other underground mines, which continue to suffer from lack of experienced, available labor. The Company expects the Aracoma mine to fully reopen in the third quarter after the completion of the fire investigation. The longwall mines have moved or will be moving to new panels during the second quarter that have better geological conditions than the current panels and should allow for improved productivity. The Company’s efforts to hire and train miners should result in improved productivity as 2006 progresses. As noted in the Company’s April 13, 2006, conference call (a copy of which is being supplementally provided to the Staff as Exhibit 20A), at that date the Company had committed its 2006 production at an average realization of approximately $50 per ton, 30 million tons of its 2007 production at an average realization of $51 per ton, and 11 million tons of its 2008 production at an average realization of approximately $53 per ton. Due to the significant increases in sales prices, the Company projects a large increase in margin even though costs are projected to increase. The Company also has plans to expand

Securities and Exchange Commission

April 14, 2006

production in 2006 beyond the first quarter. As noted in the Company’s April 13 2006 conference call, the Twilight dragline remains on schedule for an August 2006 startup and the Coalgood surface mine has begun production. Twilight dragline and the Coalgood mine are together budgeted to produce approximately 1 million tons in 2006.

•	On page 29 of a presentation given by the Company’s Chairman on March 22, 2006 (the “March 22, 2006, Presentation”), the first bullet stated “Highest quality coal in the world.” This slide was a listing of the potential strengths of the Company. Since the statement was made as a bullet point within a slide presentation, the intention was that it be a “talking point” for Mr. Blankenship. The meaning of the point is that the Company has “some of” the highest quality coal in the world based upon Btu and sulfur content. In the future, if this point is made, the Company will qualify the remark on the slide to put the remark in context and limit its comparisons to coal produced in regions in which the Company competes and to measurable characteristics (e.g., Btu, sulfur, volatility, etc.).

•	On page 29 of the March 22, 2006, Presentation, the third bullet stated, “Largest met coal producer in the U.S.” The Company produced metallurgical coal of 9.6 million tons in 2005. The next closest producer of metallurgical coal in the U.S. is Alpha Natural Resources, Inc. (“Alpha”). Alpha typically does not publicly disclose the amount of their produced metallurgical tons sold. However, Alpha did disclose their total metallurgical tons sold for 2005 at 10.0 million tons. The Company believes it is reasonable to infer that a portion of those tons are purchased and not produced because 28% of Alpha’s total sales were purchased coal. If 28% of their metallurgical coal sales were purchased, the produced metallurgical tons sold would be 7.2 million. See support for this statement in Exhibit 20B, which is being provided to the Staff supplementally and is an excerpt from Alpha’s Form 10-K for December 31, 2005, regarding Alpha’s 2005 - metallurgical coal sales. If the Company makes this point in future presentations, it will note the uncertainty regarding Alpha’s met coal production level. The fifth bullet on page 29 of the March 22, 2006, Presentation stated, “Low level of long-term liabilities, especially compared to peers.” See support for this statement in Exhibit 10C that is being filed supplementally with the Staff.

•	On page 29 of the March 22, 2006, Presentation, the last bullet stated “Opportunity for increasing profitability in 2006-2008.” See support for this statement in the first bullet response to Comment 20.

Securities and Exchange Commission

April 14, 2006

Soliciting Materials Filed April 4, 2006

21. You must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. If you have disclosed the support for such statements, then revise to specify the sources upon which you have relied. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. We note as an example the statement that you judge the nominees proposed by Third Point LLC and affiliates to be “less-qualified” than the company’s slate of nominees.

Response

The Company has noted the Staff’s comment. With respect to the Company’s statement that the nominees proposed by Third Point LLC are “less-qualified” than the Company’s slate of nominees, the Company supplementally advises the Staff that the factual foundation for its statement was the relative ages and years of relevant experience of the competing nominees, including experience in the coal and energy industries. The Company believes this factual foundation to be reasonable. The sources for this information were the biographies of the nominees as disclosed in the competing preliminary proxy statements.

Proposed Additional Disclosure Regarding the 2006 Plan

22. On April 10, 2006, the Company supplementally provided the Staff with additional disclosure regarding the 2006 Plan that the Company proposed adding to the Revised Preliminary Proxy Statement. On April 13, 2006, the Staff telephonically provided the Company with a comment regarding such proposed disclosure. The Staff’s comment was, because the proposed additional disclosure states that the 2006 Plan is structured to comply with new deferred compensation rules codified in Section 409(A) of the Code, which the Existing Plans do not address, to supplementally provide the Staff with a copy of Section 409(A) of the Code marked to indicate the new deferred compensation rules.

Response

Section 17.12 of the 2006 Plan, which is attached as Annex A to the Revised Preliminary Proxy Statement, explicitly references Section 409A of the Code and provides that awards granted under the 2006 Plan are intended to either comply with Section 409A of the Code or be designed to satisfy certain enumerated exceptions to Section 409A. Moreover, the 2006 Plan has been designed to impose limits on the terms of awards that can be granted so as to make sure grants are consistent with that intent. Other sections in the 2006 Plan that refer explicitly to Section 409A of the Code include 4.4, 7.5, 8.7, 9.3, 9.4 and 11.3. None of the Existing Plans contain any provisions that address Section 409A of the Code and potentially allow for the grant of awards that will not comply with Section 409A or be exempt under one of the enumerated exceptions.

Securities and Exchange Commission

April 14, 2006

The Company is supplementally providing the Staff with a copy of Section 409A of the Code and portions of the Treasury Regulations issued under Section 409A as Exhibit 22A, which has been marked to indicate the new deferred compensation rules that have been addressed in the 2006 Plan that are not addressed in the Existing Plans.

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The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in this filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to this filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please direct any further questions or comments you may have regarding this filing to the undersigned at (804) 788-8561 or David M. Carter at (404) 888-4246.

Sincerely,

/s/ Melvin E. Tull, III
Melvin E. Tull, III

Enclosures

cc:	David M. Carter, Esq.
Thomas J. Dostart, Esq.
Richard R. Grinnan, Esq.